SIMPSON THACHER & BARTLETT
ICBC TOWER, 35TH FLOOR 3 GARDEN ROAD HONG KONG (852) 2514-7600
FACSIMILE (852) 2869-7694

DIRECT DIAL NUMBER (852) 2514-7650		E-MAIL ADDRESS clin@stblaw.com

            January 9, 2012

VIA EDGAR

Ms. Kate Beukenkamp, Staff Attorney

Ms. Celeste M. Murphy, Legal Branch Chief

Mr. Larry Spirgel, Assistant Director

Ms. Claire DeLabar, Staff Accountant

Mr. Terry French, Accountant Branch Chief

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Focus Media Holding Limited

Annual Report on Form 20-F filed on June 20, 2011

File no. 000-51387

Dear Ms. Beukenkamp, Ms. Murphy, Mr. Spirgel, Ms. DeLabar and Mr. French:

We write on behalf of our client, Focus Media Holding Limited, a company organized under the laws of the Cayman Islands (the “Company” or “Focus Media”) with reference to the comment letter, dated December 22, 2011, from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the above-referenced annual report on Form 20-F.

The Company and its advisors have been addressing the Staff’s comments. Due to the need to coordinate among a number of different parties and the recent Christmas and New Year’s holidays, the Company respectfully requests an additional 10 business days to properly and fully respond to the Staff’s comments by January 20, 2012. The Company undertakes to file the revised Form 20-F along with its responses to the Staff’s comments as soon as practicable and expects to do so during the week of January 16, 2012.

*            *             *

Leiming Chen    Philip M.J. Culhane    Celia Lam    Chris Lin    Sinead O’Shea    Jin Hyuk Park    Youngjin Sohn

Kathryn King Sudol    Christopher Wong

Resident Partners

SIMPSON THACHER & BARTLETT, HONG KONG IS AN AFFILIATE OF SIMPSON THACHER & BARTLETT LLP WITH OFFICES IN:

NEW YORK	BEIJING	HOUSTON	LOS ANGELES	LONDON	PALO ALTO	SÃO PAULO	TOKYO	WASHINGTON, D.C.

SIMPSON THACHER & BARTLETT

	– 2 –	January 9, 2012

If you have any questions, please do not hesitate to contact me at +852 2514-7650, or my colleague Daniel Fertig at +852 2514-7660.

Very truly yours,

/s/ Chris Lin Chris Lin

Enclosures

cc:	Kit Leong Low, Chief Financial Officer

Focus Media Holding Limited